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                          July 9, 2020

       Ellen M. Fitzsimmons
       Chief Legal Officer
       Truist Financial Corporation
       214 N. Tryon Street
       Charlotte, NC 28202

                                                        Re: Truist Financial
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2020
                                                            File No. 333-239673

       Dear Ms. Fitzsimmons:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance